SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



02050709

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



RECEIVED
AUG 0 8 2002

For the month of JULY, 2002

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: August 2, 2002

By 
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

2002 SECOND QUARTER REPORT

Six Months ended June 30, 2002

TRIANT TECHNOLOGIES INC.

2002 SECOND QUARTER REPORT
Six Months ended June 30, 2002

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed *ModelWare®*, a complete equipment health monitoring and advanced fault detection software solution. Leading companies, including AMD, Motorola and Samsung, are using *ModelWare* to improve their competitive advantage in manufacturing silicon chips.

Our core technology is *UPM™* (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of *ModelWare*, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

TRIANT TECHNOLOGIES INC.

2002 SECOND QUARTER REPORT
Six Months ended June 30th, 2002

LETTER TO SHAREHOLDERS

Strong revenue growth in 2002 Q2

Triant continues to successfully meet or exceed its key operating objectives for 2002 and is positioning itself for continued growth in 2002 and beyond. Triant has been able to increase its sales and create momentum for its products despite the fiscal constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers.

Year-to-date revenue of $3.4 million, combined with deferred revenue and backlog totaling $2.6 million at the end of the second quarter, affirm our revenue guidance for the year of between $6 million and $7 million.

Revenue is growing as a result of opening new accounts and the further penetration of existing accounts. In 2002, several customers increased their commitment to ModelWare with one customer ordering multiple fab-wide licenses. It is our intention to build a strong backlog of orders by year-end 2002, in addition to meeting our revenue guidance for this year.

Although the timing of the semiconductor market recovery remains a moving target, we believe Triant is well positioned for continued growth. We believe the unfolding migration to 300mm fabrication plants will be a key catalyst for APC (Advanced Process Control) adoption. Therefore, we continue to aggressively invest in research and development in order to maintain our product and service leadership and to position the company for future growth. Our new Vancouver office, with access to a highly qualified talent pool, will become the center for the company's customer support and research and development activities.

Outlook

Our outlook for 2002 remains positive. We believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity.

We have increased our presence in Asia to position Triant to mine the significant opportunities we see in the Asian markets. In particular, we have increased our human resources in Japan, Korea and Taiwan. We are working diligently to provide production-critical, fab-wide solutions for the large semiconductor manufacturers located in all parts of Asia.

LETTER TO SHAREHOLDERS (continued)

Key Fiscal 2002 Operational Objectives

- Further penetration of key accounts yielding continued solid revenue performance.
- Penetration of several new key accounts.
- Release of a new enhanced version of ModelWare.
- Accelerated development of ModelWare utilizing our new engineering development center in Vancouver.
- Creation of a new Applications Engineering team that will deliver "high value" APC solutions and consulting services for equipment health monitoring and advanced fault detection to our customer base.
- Building a solid backlog at year-end

We can see our current year's potential revenue performance with increased clarity, enabling us to focus on the paradigms that will need to be in place for Triant to enjoy continuous growth while delivering quality products effectively and efficiently.

(signed) Robert Heath
Robert Heath
Chairman and Chief Executive Officer

TRIANT TECHNOLOGIES INC.

2002 SECOND QUARTER REPORT
Six Months ended June 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2001 and the unaudited interim consolidated financial statements and notes thereto for the six months ended June 30, 2002. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in Note 6 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in US dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in US dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in operations.

The principal product of the Company, *ModelWare*, is priced and sold only in US dollars due to the adoption of a common software industry practice of billing worldwide customers in US dollars. This policy of invoicing in US dollars introduces a price risk from exposure to fluctuations in foreign exchange rates, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the US dollar to the Canadian dollar results in increased revenue and income to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the US dollar to the Canadian dollar would decrease sales revenue and would impact the net income of the Company. For example, if the relative value of the US dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the six months ended June 30, 2002, then revenue would have increased (decreased) by approximately 1.0% or $20,600, costs and expenses would have increased (decreased) by approximately 0.6% or $16,400 and loss from operations and net loss would have decreased (increased) by $4,200. The Company does not hedge foreign currency transactions nor funds denominated in US dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2001. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at June 30, 2002 and December 31, 2001.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company's software products. Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

Revenue related to maintenance agreements for supporting and maintaining the Company's products is recognized ratably over the term of the agreement, generally one year.

Operating Results

Revenue for the three months ended June 30, 2002 increased by 54% to $2,058,698 compared to $1,335,783 for the second quarter in 2001. Revenue in the second quarter of 2002 was almost exclusively attributable to *ModelWare* while revenue for the second quarter of 2001 was substantially attributable to *ModelWare*. Revenue from *ModelWare* in the second quarter of 2002 increased by 91% over the second quarter of 2001 as the Company has been able to increase its sales and create momentum for its products despite the fiscal constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers. During the second quarter of 2002, the Company continued to pursue *ModelWare* licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts, the Company received $4.1 million in new orders during the second quarter ended June 30, 2002 compared to $0.2 million for the second quarter ended June 30, 2001. The Company entered the seconded quarter of 2002 with deferred revenue and backlog totaling $2.6 million compared to $1.1 million at the end of the second quarter of 2001.

Cost of revenue for the three months ended June 30, 2002 was $593,397 compared to $544,433 for the second quarter in 2001. Gross margin and gross margin percentage for the three months ended June 30, 2002 were $1,465,301 and 71%, respectively, compared to $791,350 and 59%, respectively, for the second quarter in 2001. The increased cost of revenue and gross margin for the first quarter in 2002 compared to 2001 were attributable to the distribution channel mix and product mix. Cost of revenue for these comparative quarters included commissions and fees, contract services, salaries and benefits, travel and other costs directly associated with revenue. The Company incurred variable costs related to revenue earned from the sales, installation, and support of software licenses and related services, as well as legacy products and services in 2001. Cost of revenue and gross margin are expected to increase over time in line with higher revenue and the gross margin percentage is expected to increase and then stabilize over time as a percentage of revenue.

Operating expenses for the three months ended June 30, 2002 were $2,253,907 compared to $1,685,460 for the second quarter in 2001. The 34% increase in expenses was attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and further expansion in technical development, technical operations, sales and marketing, and new business development staff to provide additional resources for current and anticipated growth in business opportunities in the semiconductor and other industries.

Research and development expenses for the three months ended June 30, 2002 were $1,444,763 compared to $909,038 for the second quarter in 2001 and represented the largest expense category for the Company for each of these respective quarters. The 59% increase in research and development expenses was attributable to significant outsourcing of certain contract software development services and increased technical staff focused on further technology improvements and applications development for *ModelWare*, further development of an OEM version of *ModelWare*, and further research and development initiatives for other industries. The Company also opened a new office in Vancouver, Canada, which has access to a highly qualified talent pool and which will become the center for the research and development activities of the Company, as well as customer support. Research and development expenses included salaries and benefits, contract services, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain research and development activities (including contract services and travel) and relatively fixed costs in the short-term to its other research and development activities. Research and development expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue. With continuing technological change and competitive pressures characterizing the markets for the Company's products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended June 30, 2002 were $809,144 compared to $776,422 for the second quarter in 2001 and represented the second largest expense category for the second quarters in 2002 and 2001. The 4% increase in selling, general and administrative expenses for the second quarter in 2002 compared to 2001 was attributable to the continued investment in market development activities to deepen the penetration of *ModelWare* in the semiconductor industry and to develop the opportunities for the Company's core technology in other industries. The Company continued to invest in core sales and market development activities necessary to achieve its goal of providing customers with "best-of-breed" solutions for of equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Selling, general and administrative expenses included salaries and benefits, contract services, professional fees, product and corporate communications, tradeshows, conferences, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain selling, general and administrative activities (including contract services, professional fees, product and corporate communications, tradeshows, conferences and travel) and relatively fixed costs in the short-term related to its other selling, general and administrative activities. Selling, general and administrative expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue.

Loss from operations for the three months ended June 30, 2002 narrowed to $788,606 from a loss from operations of $894,110 for the second quarter ended June 30, 2001 as a result of higher revenue relative to operating expenses.

Net loss for the three months ended June 30, 2002 widened to $1,042,995 compared to $757,751 for the second quarter in 2001. The increased loss is the result of unrealized foreign exchange translation losses on US dollar denominated cash and cash equivalents and short-term investments (resulting from the appreciation of the Canadian dollar) that exceeded interest and other income for the second quarter, compared to a net interest and other income of $136,359 for the second quarter ended June 30, 2001. This was in conjunction with lower interest rates and lower principal amounts during the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

Loss per share for the three months ended June 30, 2002 was $0.03 compared to $0.02 for the second quarter in 2001.

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be increased by $Nil and $5,266 for each of the three months ended June 30, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under US GAAP would have been $788,606 and $899,376 for each of the three months ended June 30, 2002 and 2001, respectively, and net loss earnings under US GAAP would have been $1,042,995 and $763,017 for each of the three months ended June 30, 2002 and 2001, respectively, and basic and diluted loss per share under US GAAP would have been $0.03 and $0.02 for each of the three months ended June 30, 2002 and 2001, respectively. Significant variations from US GAAP are disclosed in Note 6 to the Company's interim unaudited consolidated financial statements and Note 12 to the Company's annual consolidated financial statements.

Revenue for the six months ended June 30, 2002 increased by 28% to $3,428,887 compared to $2,680,068 for the six months ended June 30, 2001. Revenue for the six months ended June 30, 2002 was almost exclusively attributable to *ModelWare* while revenue for the six months ended June 30, 2001 was substantially attributable to *ModelWare*. Revenue from *ModelWare* for the six months ended June 30, 200 increased by 46% over the six months ended June 30, 2001.

Revenue has been growing as a result of opening new accounts and the further penetration of existing accounts. In 2002, several customers increased their commitment to *ModelWare* with one customer ordering multiple fab-wide licenses. As a result of these efforts, the Company received $5.1 million in new orders for the six months ended June 30, 2002 compared to $1.7 million for the six months ended June 30, 2001.

Cost of revenue for the six months ended June 30, 2002 was $884,465 compared to $950,076 for the six months ended June 30, 2001. Gross margin and gross margin percentage for the six months ended June 30, 2002 were $2,544,422 and 74%, respectively, compared to $1,729,992 and 65%, respectively, for the six months ended June 30, 2001. The increased cost of revenue and gross margin for the first quarter in 2002 compared to 2001 were attributable to the distribution channel mix and product mix.

Operating expenses for the six months ended June 30, 2002 were $4,589,316 compared to $2,923,040 for the six months ended June 30, 2001. The 57% increase in expenses was attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and further expansion in technical development, technical operations, sales and marketing, and new business development.

Research and development expenses for the six months ended June 30, 2002 were $3,008,118 compared to $1,537,276 for the six months ended June 30, 2001 and represented the largest expense category for the Company for each of these respective six months. The 96% increase in research and development expenses was attributable to significant outsourcing of certain contract software development services and increased technical staff.

Selling, general and administrative expenses for the six months ended June 30, 2002 were $1,581,198 compared to $1,385,764 for the six months ended June 30, 2001 and represented the second largest expense category for the Company for each of these respective six months. The 14% increase in selling, general and administrative expenses for the six months ended June 30, 2002 compared to 2001 was attributable to the continued investment in market development activities to deepen the penetration of *ModelWare* in the semiconductor industry and to develop the opportunities for the Company's core technology in other industries. The Company also initiated plans to increase its human resources in Japan, Korea and Taiwan to mine the significant opportunities for production-critical, fab-wide solutions for the large semiconductor manufacturers located in all parts of Asia

Loss from operations for the six months ended June 30, 2002 increased to $2,044,894 from a loss from operations of $1,193,048 for the six months ended June 30, 2001 as the Company continued to aggressively invest in research and development in order to maintain its product and service leadership and to position itself for future growth.

Net loss for the six months ended June 30, 2002 increased to $2,189,554 compared to $709,399 for the six months ended June 30, 2001. The increased loss is the result of unrealized foreign exchange translation losses on US dollar denominated cash and cash equivalents and short-term investments (resulting from the appreciation of the Canadian dollar) that exceeded interest and other income for the six months ended June 30, 2001, compared to a net interest and other income of $483,649 for the six months ended June 30, 2001. This was in conjunction with lower interest rates and lower principal amounts during the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

Loss per share for the six months ended June 30, 2002 was $0.05 compared to $0.02 for the six months ended June 30, 2001.

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be increased by $6,475 and $10,531 for each of the six months ended June 30, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under US GAAP would have been $2,051,369 and $1,203,579 for each of the six months ended June 30, 2002 and 2001, respectively, and net loss earnings under US GAAP would have been $2,196,029 and $719,930 for each of the six months ended June 30, 2002 and 2001, respectively, and basic and diluted loss per share under US GAAP would have been $0.05 and $0.02 for each of the six months ended June 30, 2002 and 2001, respectively. Significant variations from US GAAP are disclosed in Note 6 to the Company's interim unaudited consolidated financial statements and Note 12 to the Company's annual consolidated financial statements.

Recent Canadian and US GAAP Accounting Pronouncements include the following:

The Company has adopted the recommendations of the new CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of SFAS No. 142 did not have a significant effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

In December 2001, the FASB issued Topic No. D-103, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation.

Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

Liquidity and Capital Resources

At June 30, 2002, cash and cash equivalents and short-term investments were $14,908,095 compared to $16,897,195 at December 31, 2001; working capital was $13,238,436 compared to $15,586,112 at December 31, 2001; assets were $16,024,095 compared to $17,639,804 at December 31, 2001; and shareholders' equity was $13,676,522 compared to $15,998,835 at December 31, 2001.

During the three months ended June 30, 2002, the Company had a net outflow of cash and cash equivalents and short-term investments of $539,629 compared to a net outflow of $379,262 for the second quarter in 2001. During the second quarter in 2002, cash was used in operating activities (outflow of $251,583), resulted from financing activities for issuances of common shares (inflow of $13,750) and used in investing activities for capital assets (outflow of $76,177). During the second quarter in 2001, cash was used in operating activities (outflow of $388,258), resulted from financing activities for issuances of common shares (inflow of $74,000) and used in investing activities for capital assets (outflow of $65,004).

Also during the three months ended June 30, 2002, the purchase of 179,500 of the Company's shares under a Normal Course Issuer Bid at an average price of $0.78 per share and a total cost of $140,059 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. Subsequently, these shares were cancelled on July 15, 2002.

During the six months ended June 30, 2002, the Company had a net outflow of cash and cash equivalents and short-term investments of $1,989,100 compared to a net outflow of $816,374 for the six months ended June 30, 2001. During the six months ended June 30, 2002, cash was used in operating activities (outflow of $1,675,883), resulted from financing activities for issuances of common shares (inflow of $13,750) and used in investing activities for capital assets (outflow of $96,798). During the six months ended June 30, 2001, cash was used in operating activities (outflow of $765,023), resulted from financing activities for issuances of common shares (inflow of $74,000) and used in investing activities for capital assets (outflow of $125,351).

Also during the six months ended June 30, 2002, the purchase of 189,500 of the Company's shares under a Normal Course Issuer Bid at an average price of $0.77 per share and a total cost of $146,559 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. Subsequently, these shares were cancelled on July 15, 2002.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures. There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company. If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At June 30, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ending December 31 are as follows: 2002 - $665,998; 2003 - $260,422; 2004 - $264,519; 2005 – $201,694; 2006 - $155,403; and 2007 - $38,851.

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers "best-of-breed" APC (Advanced Process Control) solutions. The Company believes that the demand for APC products is increasing and continues to provide a solid market opportunity in the semiconductor industry. The Company also believes that the unfolding migration to 300mm fabrication plants will be a key catalyst for APC adoption in the semiconductor industry. Since mid-2001, the Company has pursued an aggressive strategy to maintain its market leadership by accelerating research and development expenditures on the development of next generation products.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further penetrate its existing customers in the semiconductor industry and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

(signed) Robert Heath

Robert Heath
Chairman and Chief Executive Officer

(signed) Mark A. Stephens

Mark A. Stephens
Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	June 30, 2002	December 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 12,988,530	$ 14,736,970
Short-term investments	1,919,565	2,160,225
Accounts receivable, net		
Trade (net of allowance for doubtful accounts: June 30, 2002 and December 31, 2001 - $Nil)	525,561	256,569
Other	94,714	51,970
Prepaid expenses and deposits	57,639	21,347
Total current assets	15,586,009	17,227,081
Capital assets, net	438,086	412,723
Total assets	$ 16,024,095	$ 17,639,804
Liabilities		
Current		
Accounts payable	$ 533,580	$ 346,335
Accrued liabilities	1,119,374	1,247,060
Deferred revenue	694,619	47,574
Total current liabilities	2,347,573	1,640,969
Commitments (Note 4)		
Shareholders' equity		
Capital stock (Note 2)		
Preferred shares		
Authorized: 100,000,000 without par value		
Issued and outstanding: March 31, 2002 and December 31, 2001 - Nil		
Common shares:		
Authorized: 100,000,000 without par value		
Issued and outstanding: June 30, 2002 - 41,592,175; December 31, 2001 - 41,567,175	36,355,087	36,341,337
Treasury Stock: June 30, 2002 - 189,500; December 31, 2001 - Nil	(146,509)	-
Deficit	(22,532,056)	(20,342,502)
Total shareholders' equity	13,676,522	15,998,835
Total liabilities and shareholders' equity	$ 16,024,095	$ 17,639,804

Approved by the Board of Directors:

(Signed) Robert Heath
Robert Heath, Director

(Signed) David L. Baird
David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Revenue				
Licenses and products	$ 2,054,150	$ 1,315,586	$ 3,380,711	$ 2,595,272
Services and maintenance	4,548	20,197	48,176	84,796
	2,058,698	1,335,783	3,428,887	2,680,068
Cost of revenue	593,397	544,433	884,465	950,076
Gross margin	1,465,301	791,350	2,544,422	1,729,992
Operating expenses				
Research and development	1,444,763	909,038	3,008,118	1,537,276
Selling, general and administrative	809,144	776,422	1,581,198	1,385,764
	2,253,907	1,685,460	4,589,316	2,923,040
Loss from operations	(788,606)	(894,110)	(2,044,894)	(1,193,048)
Interest and other income (expense), net	(254,389)	136,359	(144,660)	483,649
Net loss for the period	$ (1,042,995)	$ (757,751)	$ (2,189,554)	$ (709,399)
Loss per common share	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.02)
Weighted average number of common shares outstanding	41,568,000	41,519,647	41,567,589	41,481,125

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Common Shares		Treasury Stock			
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2000	41,442,175	$36,267,337	-	$ -	$ (15,879,264)	$20,388,073
Issued for cash						
Share purchase warrants	15,000	13,500	-	-	-	13,500
Share Incentive Plan, options	110,000	60,500	-	-	-	60,500
Net loss for the year	-	-	-	-	(4,463,238)	(4,463,238)
Balance at December 31, 2001	41,567,175	36,341,337	-	-	(20,342,502)	15,998,835
Issued for cash						
Share Incentive Plan, options	25,000	13,750	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Net loss for the period	-	-	-	-	(2,189,554)	(2,189,554)
Balance at June 30, 2002	41,592,175	$36,355,087	(189,500)	$ (146,509)	$ (22,532,056)	$13,676,522

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Operating activities				
Net loss for the period	$ (1,042,995)	$ (757,751)	$ (2,189,554)	$ (709,399)
Items not affecting cash				
Accrued interest and unrealized foreign exchange losses on short-term investments	85,560	-	83,660	-
Amortization	34,819	63,915	71,435	123,157
Changes in operating assets and liabilities (Note 3)	671,033	305,578	358,576	(178,781)
Net cash used in operating activities	(251,583)	(388,258)	(1,675,883)	(765,023)
Financing activities				
Common shares issued for cash, net of issue costs	13,750	74,000	13,750	74,000
Acquisition of treasury stock	(140,059)	-	(146,509)	-
Net cash (used in) financing activities	(126,309)	74,000	(132,759)	74,000
Investing activities				
Acquisition of short-term investments	(1,908,000)	(2,111,223)	(1,908,000)	(2,111,223)
Proceeds from disposition of short-term investments	-	-	2,065,000	-
Capital assets	(76,177)	(65,004)	(96,798)	(125,351)
Net cash provided by (used in) investing activities	(1,984,177)	(2,176,227)	60,202	(2,236,574)
Net cash outflow	(2,362,069)	(2,490,485)	(1,748,440)	(2,927,597)
Cash and cash equivalents, beginning of period	15,350,599	20,306,003	14,736,970	20,743,115
Cash and cash equivalents, end of period	$ 12,988,530	$ 17,815,518	$ 12,988,530	$ 17,815,518
Cash and cash equivalents are comprised of:				
Cash	$ 6,644,495	$ 1,416,945	$ 6,644,495	$ 1,416,945
Cash equivalents	6,344,035	16,398,573	6,344,035	16,398,573
	$ 12,988,530	$ 17,815,518	$ 12,988,530	$ 17,815,518

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at June 30, 2002, and for all periods presented, have been included.

The unaudited consolidated balance sheet, statements of operations and shareholder's equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2001. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report for the fiscal year ended December 31, 2001.

2. CAPITAL STOCK AND ADOPTION OF NEW ACCOUNTING POLICY

The Company has adopted the recommendations of the new CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

As at June 30, 2002, there were 4,551,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.6 years to 5.0 years.

During the three months ended June 30, 2002, 179,500 shares were purchased under a normal course issuer bid at an average price of $0.78 per share and a total cost of $140,059. As at June 30, 2002, these shares were not yet cancelled. Subsequently, these shares were cancelled on July 15, 2002.

(Expressed in Canadian Dollars)

2. CAPITAL STOCK AND ADOPTION OF NEW ACCOUNTING POLICY (Continued)

Had compensation cost for the Company's stock-based employee compensation plans been determined under the fair value based method of accounting for awards, pro forma net loss would have amounted to $1,184,151 and pro forma loss per share would have been $0.03 for the three months ended June 30, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended June 30, 2002: dividend yield of 0%, expected volatility of 90%, risk-free interest rate of 4.6%, and expected lives of 3 years. The weighted average fair value of options granted in the three months ended June 30, 2002 amounted to $0.52 per share.

As at July 19, 2002, there were 41,402,675 common shares issued and outstanding and 4,596,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.6 to 5.0 years.

3. CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Accounts receivable				
Trade	$ (78,228)	$ 1,367,565	$ (268,992)	$ 237,100
Other	(44,465)	(6,789)	(42,744)	(22,950)
Prepaid expenses and deposits	(19,575)	(6,567)	(36,292)	(67,813)
Accounts payable	130,734	97,451	187,245	83,176
Accrued liabilities	87,157	(240,086)	(127,686)	(132,577)
Deferred revenue	595,410	(905,996)	647,045	(275,717)
	$ 671,033	$ 305,578	$ 358,576	$ (178,781)

TRIANT TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

4. COMMITMENTS

At June 30, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ended December 31 are as follows:

2002	$ 665,998
2003	260,422
2004	264,519
2005	201,694
2006	155,403
2007	38,851

5. SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Revenue				
Asia	$ 598,113	$ 928,043	$ 1,085,052	$ 1,771,072
Europe	162,890	292,260	243,946	627,558
United States	1,297,695	115,480	2,099,889	281,438
	$ 2,058,698	$ 1,335,783	$ 3,428,887	$ 2,680,068

The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

TRIANT TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operations

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Net loss under Canadian GAAP	$ (1,042,995)	$ (757,751)	$ (2,189,554)	$ (709,399)
Consulting expense (a)	-	(5,266)	(6,475)	(10,531)
Net loss under U.S. GAAP	$ (1,042,995)	$ (763,017)	$ (2,196,029)	$ (719,930)
Basic and diluted loss per share under Canadian GAAP	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.02)
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.02)
Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,568,000	41,519,647	41,567,589	41,481,125

(a) In accordance with the provisions of SFAS No. 123, *Accounting for Stock-based Compensation,* the Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the three months ended June 30, 2002 of $Nil (2001 - $5,266). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(c) Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary. Under U.S. GAAP, where an entity's functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity's financial statements into the reporting currency is reported separately as a component of equity. For all periods presented, there is no material difference relating to the translation of the foreign subsidiary's financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income. Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments. For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(d) Under U.S. GAAP, SFAS No. 109, *Accounting for Income Taxes*, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Company's future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company's financial position or results of operations.

(e) Under U.S. GAAP, SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company would have classified its short-term securities as held-to-maturity. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment. For all periods presented, there is no effect on the Company's financial position or results of operations.

(Expressed in Canadian Dollars)

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of SFAS No. 142 did not have a significant effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

In December 2001, the FASB issued Topic No. D-103, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

CORPORATE DIRECTORY

Board of Directors

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

David Baird [1][2]

Brian Harrison [1][2]

Frank Judge [2]

Brian Piccioni [1][2]

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee

Officers

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

Mark Stephens
Chief Financial Officer and Corporate Secretary

Francis St-Pierre
Vice President, Worldwide Sales & Marketing

Auditors
Deloitte & Touche LLP
Vancouver, Canada

Bankers
Bank of Montreal
Vancouver, Canada

Solicitors
Koffman Kalef
Vancouver, Canada

Registrar and Transfer Agent
Computershare Trust Company of Canada
Vancouver, Canada

Registered and Records Office
19th Floor, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H4

Investor Relations Counsel
Kehoe, White, Van Negris & Company, Inc.
New York, United States

Share Listings
Toronto Stock Exchange (TSX), Symbol: TNT
OTC Bulletin Board (OTCBB), Symbol: TNTTF

OTHER INFORMATION

All dollar amounts in this Annual Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

This Annual Report contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

Trademarks

Triant and ModelWare are registered trademarks and ModelWare/RT, UPM and SF-1 are trademarks of Triant Technologies Inc.

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC, Canada
V9S 5T7

Tel: 250.754.4223
Fax: 250.754.2388
Toll Free: 800.663.8611

E-mail: mail@triant.com
Web site: www.triant.com

Printed in Canada